Exhibit 99.1

ProQR Announces First Patient Dosed in Phase 1/2 Aurora Trial of QR-1123 for Autosomal Dominant Retinitis Pigmentosa

LEIDEN, Netherlands & CAMBRIDGE, Mass., Dec. 11, 2019 (GLOBE NEWSWIRE) — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for severe genetic rare diseases, today announced the first patient dosed in the Phase 1/2 Aurora clinical trial of QR-1123 in patients with autosomal dominant retinitis pigmentosa (adRP). Initial data from the study are expected in 2021.

“From previous clinical trials we have seen that RNA therapies can be a promising approach for patients with inherited retinal diseases and there is a strong need for novel approaches in diseases that currently have no treatments,” said David G. Birch, Ph.D., Principal Investigator of Aurora and Scientific Director of the Retina Foundation of the Southwest in Dallas, Texas. “QR-1123 has shown encouraging results in preclinical models and we hope to see that translated to the clinic in this first-in-human trial in patients with adRP.”

David Rodman, M.D., Executive Vice President of Research & Development of ProQR, said, “QR-1123 aims to block expression of the toxic mutated rhodopsin protein in the retina thereby targeting the underlying cause of the vision loss associated with adRP due to the P23H mutation. We are excited to have started a clinical trial for the third RNA therapy in our inherited retinal disease pipeline.”

About the Phase 1/2 Aurora trial

Aurora, or PQ-1123-001, is a first-in-human study that will initially include up to 35 adults with adRP due to the P23H mutation in the rhodopsin (RHO) gene. The trial will include single-dose escalation (open label) groups and multiple-dose escalation (double-masked) groups in which intravitreal injections of QR-1123 or sham procedures will be given in one eye. The objectives of the trial include evaluation of safety and tolerability. Efficacy as measured by improvement of visual function and retinal structure will be assessed through ophthalmic endpoints such as visual acuity, visual field and optical coherence tomography. The trial will be conducted at expert sites in North America.

About QR-1123

QR-1123 is a first-in-class investigational RNA-based oligonucleotide designed to potentially treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About adRP

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately2,500 people. This  mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding QR-1123 and the clinical development and the therapeutic potential thereof, and statements regarding PQ-1123-001, including trial design. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

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ProQR Therapeutics N.V.

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skiely@proqr.com

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